Exhibit 99.1




                           Review and Recommendations
                             Tab 1-4 Mineral Claims
                            Mount Jackson Ridge Area
                                Esmeralda County
                                   Nevada, USA




Prepared by: James W. McLeod, P. Geo.





For: Laredo Mining Inc.





Dated: May 26, 2008
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                                Table of Contents

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0     Summary                                                               4

1.0     Introduction and Terms of Reference                                   4
1.1     Glossary                                                              5

2.0     Disclaimer                                                            7

3.0     Property Description and Location                                     7

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                      8

5.0    History                                                                9

6.0    Geological Setting
6.1    Regional Geology                                                      10
6.2    Local Geology                                                         10
6.3    Property Geology                                                      11
6.4    Deposit Type                                                          11
6.5    Mineralization                                                        11

7.0    Exploration
7.1    Geophysics of the Tab 1-4 Mineral Claims                              12
7.2    Geochemistry of the Tab 1-4 Mineral Claims                            12

8.0    Drilling                                                              12

9.0    Sampling Method and Approach                                          12
9.1    Results                                                               12

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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                              13

11.0  Data Verification                                                      13

12.0  Adjacent Properties                                                    14

13.0  Mineral Processing and Metallurgical Testing                           14

14.0  Mineral Resource and Mineral Reserve Estimates                         14

15.0  Other Relevant Data and Information                                    14

16.0  Interpretation and Conclusions                                         14

17.0  Recommendations                                                        14
17.1  Recommended Drilling                                                   16

18.0  References                                                             16

19.0  Author's Qualifications and Certification                              16

                                  Illustrations

                                                               Location
                                                               --------

Figure 1.    Location Map, As Shown                          after page 4

Figure 2.    Claim Area Map, As Shown                        after page 7

Figure 3a.   Regional Geology Map, 1: 250,000                after page 8

Figure 3b.   Legend to Accompany Figure 3a.                  after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                     after page 10

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0.0 Summary

     The Tab property consists of four contiguous, located, lode mineral claims, Tab 1-4 comprising a total of 82.64 acres. Laredo Mining Inc., a Delaware company is the beneficial owner of the mineral claims.

The general claim area is observed to be underlain by Tertiary age airfall tuff and tuffaceous shale and by unconsolidated material comprised of and/or desert wash, colluvium, alluvial and playa deposits of Quaternary age. Also the claim area is observed to be in close proximity to occurrences of rhyolite as plugs, domes, flows and basalt of Tertiary age.

The underlying rock units exhibit a rather steady aeromagnetic pattern that could indicate a response to layering or bedding. Some of the mineral claim area is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this west-east trending zone. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock. Low angle thrust faulting is observed in the general area.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance mobile metal ion (MMI) soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

1.0 Introduction, Terms of Reference

The report on the "Tab 1-4 mineral claims, Mount Jackson Area, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of

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                        Figure 1. Location Map, As Shown



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the Board of  Directors  of Laredo  Mining  Inc.  The author of this report is a
Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 35 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the Tab 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated May 26, 2008 on behalf of Laredo Mining Inc.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - fine grained crystalline texture.

     Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

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     Desert  wash -  out-wash  in dry  (desert)  or arid areas of  colluvium  or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

     Overburden or Drift Cover - any loose material which overlies bedrock.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

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     Quarternary - the youngest period of the Cenozoic era.

     Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Trachyte - fine grained or glassy equivalent of a syenite.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The Tab mineral claims consist of 4 located mineral claims in one contiguous, 2x2 group (see Figure 2) that are listed as follows:

         Name                       Area                      Good to Date
         ----                       ----                      ------------
         Tab 1                      20.66 ac.                 Sept. 1, 2008
         Tab 2                      20.66 ac.                 Sept. 1, 2008
         Tab 3                      20.66 ac.                 Sept. 1, 2008
         Tab 4                      20.66 ac.                 Sept. 1, 2008

The beneficial owner of the above listed mineral claim is Laredo Mining Inc., Contact person, Nancy Farrell, 671 E. Palm Avenue, Redlands, CA 92374.

The Tab 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County, Figure 2, map scale "As Shown". At the center of the property the latitude is 37(degree) 27.130' N and the longitude is 117(degree) 18.650' W. The claims are motor vehicle

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                       Figure 2. Claim Area Map, As Shown



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accessible from the Town of Goldfield,  Nevada by traveling 17 miles south along
Highway 95 to the Lida cut-off and then for 8 miles to the southwest on Highway 266 to a north trending gravel road that is taken for 3,500' to the Tab 1-4 mineral claims center post.

4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The Tab property lies in the west central area of the State of Nevada south of the Town of Goldfield and is accessible from Highway 95 by traveling south of the town for 17 miles to the Lida cut-off, Highway 266 that is taken to the west for 8 miles to the north cut-off that is taken 3,500' to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F(degree) with low spells down to -20 F(degree).

The Town of Tonopah that lies 50 airmiles to the north of the property offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can likely be acquired in the City of Las Vegas lying 150 airmiles to the southeast and can be accessed by paved road (Highway
95) to the south.

Infrastructure   such  as  highways   and   secondary   roads,   communications,
accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.

The physiography of the Tab property is low south sloping terrain of Mount Jackson Ridge. Much of this general area with many broad open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon growing above 6,500' with pinon becoming more dominant at

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                  Figure 3a. Regional Geology Map, 1: 250,000



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                   Figure 3b. Legend to Accompany Figure 3a.

higher elevations. At elevations in the range of 7,500' along water courses can be found small groves of trembling aspen.

Mining holds an historical and contemporary place in the development and economic well being of the area.

The claim area ranges in elevation from 4,890' - 4,970' mean sea level. The physiographic setting of the property can be described as open desert on the south-facing slope of Mount Jackson Ridge lying below moderately rugged mountains on the north beyond the claim boundaries. The area has been surficially altered both by some alluvial, more intense colluvial and wind erosion and the depositional (drift cover) effects of in-filling. Thickness of drift cover in the valleys may vary considerably, but should not be very deep because of its close proximity to bedrock. In the general area surface water occurrences are rare save for the odd squall or cloud bursts.

5.0 History

The recorded mining history of the general claim area dates from about 1905 when the copper showings of the Cuprite Hills were discovered. Other minerals were discovered in the general such as gold, silver, lead, silica, sulphur and potash. The many more significant lode gold, silver and other mineral product deposits developed in the more regional area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation. The Tonopah District while mainly in Nye County is on the edge of nearly all of the gold-silver camps of Esmeralda County, if not strictly in location then certainly as a headquarters and supply depot for the general area. The Tonopah Camp produced mainly silver with some gold from quartz veins in Tertiary volcanic rocks. The period 1900-1921 saw the Camp produce from 6.4 million tons of ore, 138 million ounces of silver and 1.5 million ounces of gold or an average of 22 oz/ton silver and slightly less than 1/4 oz/ton gold, very rich ore by current standards.

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6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is depicted as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys.

6.2 Local Geology

The local geology about the Mount Jackson Ridge which lies approximately 50 airmiles to the southwest of Tonopah, NV reveals a W-E trending, arcuate or bow-shaped ridge on the north side of a large area of unconsolidated material. This overburden covered area basin like feature is about 20 miles in length from west to east to Highway 95. The south to north width of this covered basin ranges up to 8 miles, i.e. closed off around much of its perimeter by rock exposures.

Throughout this outcropping arcuate shaped feature are abundant, scattered rock exposures of Lower - Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are interlayered.

Tertiary age intrusive and effusive rocks dominate as the filler between the older Lower Paleozoic sedimentary and lesser metamorphic equivalent rocks

Minor thrust faulting is to the west of the arcuate feature some 12 miles or more. Dip-slip faulting is abundant on the northeastern side of the arc, to the west of Lida Junction and Highway 95 in the mid-Paleozoic units. The oldest meta-sedimentary units can be overlain or intruded by Tertiary age volcanic rock of andesite to rhyolite composition. While Tertiary or Quaternary age conglomerate and sandstone are found occurring in the local area.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock could be sought after in those areas.

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                     Figure 4. Aeromagnetic Map, 1:250,000



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6.3 Property Geology

The geology of the Tab property area may be described as being underlain by Tertiary age volcanic or intrusive rocks and more abundantly covered by Quaternary and/or desert wash, collovium, alluvium and playa deposits. This young covered basin within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and an excellent target area in which to conduct mineral exploration.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in the general area, i.e. cuprite (copper oxide). The industrial mineral barite that is observed to occur either in vein or bedded types has been recognized in the general area.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and MMI soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures vein replacement in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the Tab 1-4 Mineral Claims

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The aeromagnetic  results shown in Figure 4 are from a survey after U.S.G.S. map
GP-753.

The Tab property is seen to lie in regular gradient-spaced terrain. The change in gradient in the claim area suggests an in-filled basin feature i.e. a possible west-east to northerly trending and southeast dipping feature that possibly reflects a possibly thicker layered or bedded sequence of underlying rock units. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the Tab 1-4 Mineral Claims

To the best of the authors' knowledge, the Tab property has not undergone any detailed ground exploration work including soil geochemistry which may have usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the Tab mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The sample grid location is recorded with a global positioning system (GPS) that is marked in the logbook after a sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The Tab 1-4 mineral claims occur in a general area that possibly has undergone some prospecting in the past. The general area has known barite occurrences, as

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well as, gold and silver  potential.  The Tab property does not have immediately adjacent mineral properties.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the Tab property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the Tab property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, possibly lower grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the Tab 1-4 mineral claims.

17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration targets because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aeromagnetics may indicate possible exploration areas of interest within the Tab 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance MMI soil geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The estimated cost for this program is all inclusive.
It is estimated that it could take a week of work and
a number of more weeks to perform the analyses                         $ 9,500

Phase 2

Magnetometer and VLF electromagnetic,  grid controlled
surveys over the areas of interest  determined by the
Phase 1 survey.  Included in this  estimated cost is
transportation, accommodation, board, grid installation,
two geophysical surveys, maps and report                                 9,500

Phase 3

Induced  polarization  survey over grid  controlled
anomalous areas of interest outlined  by Phase  1&2
fieldwork.  Hoe or  bulldozer  trenching,  mapping
and sampling of bedrock anomalies. Includes assays,
detailed maps and reports                                               25,000
                                                                       -------

                                            Total                      $44,000
                                                                       =======

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17.1 Recommended Drilling

No recommendations for drilling on the Tab 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders, J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Plouff, Donald, 1990: Aeromagnetic Map of Nevada, Tonopah Sheet, Nevada Bureau of Mines and Geology.

19.0   Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 4590 Deodar Road, Silver Springs, NV 89429.

     2.0 I am a graduate of the University of British Columbia (1969), B. Sc. (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of The Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 37 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, Tab 1-4 Mineral Claims, Mount Jackson Ridge Area, Esmeralda County, Nevada, USA." dated May 26, 2008 (the Technical Report) relating to the Tab mineral property.

     7.0 I have had prior involvement in the general area and specifically the areas north, south and west of the Tab mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the Tab 1-4 mineral claims nor Laredo Mining Inc.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Silver Springs, Nevada this 26th Day of May 2008.



                                            /s/ James W. McLeod, P. Geo.
                                            ------------------------------------
                                            James W. McLeod, P. Geo.
                                            Consulting Geologist

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